[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

June 6, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Materials for the BlackRock International Value V.I. Fund, a series of BlackRock Variable Series Funds, Inc. (File No. 811-03290)

Ladies and Gentlemen:

        On behalf of the BlackRock International Value V.I. Fund, a series of BlackRock Variable Series Funds, Inc. (the “Fund”), and pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, transmitted herewith are the preliminary proxy materials consisting of the Notice of Special Meeting of Shareholders, the Proxy Statement and the Form of Proxy to be used in connection with the Special Meeting of Shareholders of the Fund to be held on July 22, 2011 (the “Meeting”).

        As set forth in more detail in the accompanying proxy materials, the Meeting is being held to approve a change in the Fund’s investment objective from “current income and long-term growth of income accompanied by growth of capital” to “long-term capital growth,” and make the investment objective a non-fundamental policy of the Fund.

        It is anticipated that definitive copies of the proxy materials will be mailed to shareholders on or about June 17, 2011.

        Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the enclosed materials.

Very truly yours,

/s/ Anthony Geron Anthony Geron

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.